UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2024
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
 _________________________
2nd Floor, Swan Building,
26 Victoria Street,
Hamilton, HM 12, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2024

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars, except share and per share amounts)	2024	2023	2024	2023
	$	$	$	$
Revenues (note 3)	272,619	311,682	963,808	1,125,783
Voyage expenses	(93,984)	(113,274)	(310,612)	(355,543)
Vessel operating expenses	(64,963)	(59,387)	(188,740)	(180,401)
Time-charter hire expenses (note 8)	(18,465)	(19,378)	(57,651)	(51,014)
Depreciation and amortization	(23,445)	(24,565)	(69,136)	(72,924)
General and administrative expenses	(13,938)	(13,824)	(48,725)	(45,466)
Gain on sale of assets (note 13)	—	—	11,601	—
Restructuring charges (note 14)	(5,632)	—	(5,632)	(1,677)
Income from vessel operations	52,192	81,254	294,913	418,758
Interest expense	(844)	(6,461)	(6,744)	(23,794)
Interest income	9,958	6,652	28,766	17,006
Equity (loss) income	(121)	666	2,152	2,916
Other - net	1,378	(95)	2,431	(2,857)
Income before income taxes	62,563	82,016	321,518	412,029
Income tax (expense) recovery (note 15)	(457)	2,109	(1,399)	(9,583)
Net income	62,106	84,125	320,119	402,446
Net income attributable to non-controlling interests	(42,034)	(57,967)	(211,591)	(287,187)
Net income attributable to the shareholders of Teekay Corporation	20,072	26,158	108,528	115,259

Per common share attributable to the shareholders of Teekay Corporation (note 16)
• Basic income	0.22	0.28	1.17	1.21
• Diluted income	0.21	0.27	1.14	1.17
Weighted average number of common shares outstanding (note 16)
• Basic	92,358,742	92,775,107	92,759,009	95,210,081
• Diluted	94,243,994	94,861,508	94,822,032	97,343,603

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Net income	62,106	84,125	320,119	402,446
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	—	—	20
Amounts reclassified from accumulated other comprehensive income
Realized loss on pension adjustments	—	—	—	1,952

Other comprehensive income	—	—	—	1,972
Comprehensive income	62,106	84,125	320,119	404,418
Comprehensive income attributable to non-controlling interests	(42,034)	(57,967)	(211,591)	(287,187)
Comprehensive income attributable to shareholders of Teekay Corporation	20,072	26,158	108,528	117,231

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2024	As at December 31, 2023
	$	$
ASSETS
Current
Cash and cash equivalents (notes 10 and 17)	691,654	480,080
Short-term investments (note 10)	52,277	172,604
Restricted cash – current (notes 10 and 17)	667	691
Accounts receivable	94,367	117,794
Accrued revenue	46,394	70,026
Bunker and lube oil inventory	45,440	53,219
Assets held for sale	37,239	11,910
Prepaid expenses	13,448	15,624
Other current assets (note 5)	4,908	—
Total current assets	986,394	921,948
Vessels and equipment
At cost, less accumulated depreciation of $553.4 million (2023 - $440.9 million)	1,151,862	929,237
Vessels related to finance leases, at cost, less accumulated amortization of $nil (2023 – $92.4 million) (note 8)	—	228,973
Operating lease right-of-use assets (note 8)	53,999	76,314
Total vessels and equipment	1,205,861	1,234,524
Investment in and loan to equity-accounted investment	15,382	15,731
Goodwill, intangibles and other non-current assets (note 5)	25,851	24,435
Total assets	2,233,488	2,196,638
LIABILITIES AND EQUITY
Current
Accounts payable	25,691	33,954
Accrued liabilities and other (note 6)	90,954	82,468
Current obligations related to finance leases (notes 8 and 10)	—	20,517
Current portion of operating lease liabilities (note 8)	27,646	35,882
Total current liabilities	144,291	172,821
Long-term obligations related to finance leases (notes 8 and 10)	—	119,082
Long-term operating lease liabilities (note 8)	26,354	40,432
Other long-term liabilities (note 6)	59,331	63,957
Total liabilities	229,976	396,292
Commitments and contingencies (notes 7, 8, 9, 10 and 18)
Equity
Share capital and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 87,692,905 shares outstanding and 88,226,638 shares issued (2023 – 91,006,182 shares outstanding and 92,379,826 shares issued)) (note 11)	910,235	945,471
Accumulated deficit	(105,874)	(213,193)
Non-controlling interest	1,199,151	1,068,068
Total equity	2,003,512	1,800,346
Total liabilities and equity	2,233,488	2,196,638

Subsequent event (note 19)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2024	2023
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	320,119	402,446
Non-cash and non-operating items:
Depreciation and amortization	69,136	72,924
Gain on sale of assets (note 13)	(11,601)	—
Other	919	21,923
Change in operating assets and liabilities:
Change in other operating assets and liabilities	47,665	4,767
Expenditures for dry docking	(19,633)	(6,209)
Net operating cash flow	406,605	495,851
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	—	(3,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of long-term debt (note 7)	—	(21,184)
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Prepayment of obligations related to finance leases (note 8)	(136,955)	(364,201)
Scheduled repayments of obligations related to finance leases	(5,213)	(28,900)
Purchase of Teekay Tankers common shares	(21,273)	(4,765)
Distributions from subsidiaries to non-controlling interests	(67,294)	(36,506)
Issuance of common shares upon exercise of stock options	5,201	2,857
Repurchase of Teekay Corporation common shares (note 11)	(35,442)	(46,658)
Other financing activities	(5,281)	(4,663)
Net financing cash flow	(266,257)	(508,556)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment (note 13)	23,425	—
Expenditures for vessels and equipment	(4,546)	(5,975)
Vessel acquisition	(70,504)	—
Maturity of short-term investments	120,327	114,790
Repayments from equity-accounted joint ventures	2,500	3,900
Net investing cash flow	71,202	112,715
Increase in cash, cash equivalents and restricted cash	211,550	100,010
Cash, cash equivalents and restricted cash, beginning of the period	480,771	316,706
Cash, cash equivalents and restricted cash, end of the period	692,321	416,716

Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Common Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
Net income	—	—	54,636	—	93,127	147,763
Dividends declared	—	—	—	—	(6,156)	(6,156)
Repurchase of common shares	(12)	(115)	29	—	—	(86)
Equity-based compensation	384	877	—	—	—	877
Changes to non-controlling interest from equity contributions and other	—	—	(1,370)	—	4,684	3,314
Balance as at March 31, 2024	91,378	946,233	(159,898)	—	1,159,723	1,946,058
Net income	—	—	33,820	—	76,430	110,250
Dividends declared	—	—	—	—	(55,443)	(55,443)
Equity-based compensation	458	3,689	—	—	—	3,689
Changes to non-controlling interest from equity contributions and other	—	—	(632)	—	1,821	1,189
Balance as at June 30, 2024	91,836	949,922	(126,710)	—	1,182,531	2,005,743
Net income	—	—	20,072	—	42,034	62,106
Dividends declared	—	—	—	—	(6,183)	(6,183)
Repurchase of common shares	(4,201)	(39,360)	4,004	—	—	(35,356)
Equity-based compensation	58	(327)	—	—	—	(327)
Changes to non-controlling interest from equity contributions and other	—	—	(3,240)	—	(19,231)	(22,471)
Balance as at September 30, 2024	87,693	910,235	(105,874)	—	1,199,151	2,003,512

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Common Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	48,763	—	121,150	169,913
Other comprehensive income	—	—	—	20	—	20
Repurchase of common shares	(2,719)	(25,852)	11,007	—	—	(14,845)
Equity-based compensation	428	1,652	—	—	—	1,652
Changes to non-controlling interest from equity contributions and other	—	—	48	—	853	901
Balance as at March 31, 2023	96,027	997,840	(336,787)	(1,952)	868,146	1,527,247
Net income	—	—	40,338	—	108,070	148,408
Other comprehensive income	—	—	—	1,952	—	1,952
Dividends declared	—	—	—	—	(30,401)	(30,401)
Repurchase of common shares	(4,952)	(46,974)	18,636	—	—	(28,338)
Equity-based compensation	300	2,270	—	—	—	2,270
Changes to non-controlling interest from equity contributions and other	—	—	(577)	—	(4,439)	(5,016)
Balance as at June 30, 2023	91,375	953,136	(278,390)	—	941,376	1,616,122
Net income	—	—	26,158	—	57,967	84,125
Dividends declared	—	—	—	—	(6,105)	(6,105)
Repurchase of common shares	(585)	(5,541)	2,066	—	—	(3,475)
Equity-based compensation	159	948	—	—	—	948
Changes to non-controlling interest from equity contributions and other	—	—	(384)	—	498	114
Balance as at September 30, 2023	90,949	948,543	(250,550)	—	993,736	1,691,729
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1. Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation Ltd. (or Teekay or Teekay Corporation), which is incorporated under the laws of Bermuda, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 15, 2024. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2024, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On October 1, 2024, each of Teekay and Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. In accordance with Bermudian legal requirements, Teekay concurrently changed its name from "Teekay Corporation" to "Teekay Corporation Ltd." Following the redomiciliation, each of Teekay and Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.

As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those third-party vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as intangible assets which are presented as other current assets in the unaudited consolidated balance sheet as at September 30, 2024, as they will be surrendered within one year from the balance sheet date (see note 5). The Company classifies these EUAs as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. In addition, the Company has recorded an obligation related to its emissions level for the nine months ended September 30, 2024 as part of accrued liabilities in the unaudited consolidated balance sheet as at September 30, 2024 (see note 6) and voyage expenses in the unaudited consolidated statements of income for the three and nine months ended September 30, 2024. The measurement of both the accrued liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of the vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held will be recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company is required to surrender EUAs through its Union Registry account in September 2025 to cover its vessels' annual emissions for the year ending December 31, 2024.
2. Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued the Accounting Standards Update (or ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:

•Significant to the segment,
•Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
•Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ending December 31, 2024. The standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charter contracts and time charter contracts.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties, primarily operational and maintenance marine services through its Australian operations. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Revenue Table

The following tables contain the Company’s revenue for the three and nine months ended September 30, 2024 and 2023, by contract type, and by segment:

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	231,665	—	231,665	274,774	—	274,774
Time charters	8,184	—	8,184	8,119	—	8,119
Management fees and other	3,429	29,341	32,770	2,965	25,824	28,789
Total revenue	243,278	29,341	272,619	285,858	25,824	311,682

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	848,580	—	848,580	1,019,484	—	1,019,484
Time charters	18,355	—	18,355	23,124	—	23,124
Management fees and other	11,276	85,597	96,873	8,553	74,622	83,175
Total revenue	878,211	85,597	963,808	1,051,161	74,622	1,125,783

Charters-out

As at September 30, 2024, two (December 31, 2023 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in February 2025 and May 2025, respectively. As at September 30, 2024, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $9.4 million (remainder of 2024), $17.3 million (2025), $8.0 million (2026), $8.0 million (2027), $8.0 million (2028) and $2.6 million (thereafter) (December 31, 2023 - $12.1 million (2024)), including one further time charter-out contract that was entered into by the Company in September 2024 for a bunker tanker that the Company has agreed to bareboat-in for four and a half years following its delivery to the Company, which is expected to occur in the fourth quarter of 2024. The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2024 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities

As at September 30, 2024, the Company had $3.3 million (December 31, 2023 - $3.4 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in accrued liabilities and other in the Company's unaudited consolidated balance sheets.
4. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay Parent, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders.

The following table includes the Company’s revenues by segment for the three and nine months ended September 30, 2024 and 2023:

	Revenues		Revenues
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Teekay Tankers - Conventional Tankers	243,278	285,858	878,211	1,051,161
Teekay Parent - Marine Services and Other	29,341	25,824	85,597	74,622
	272,619	311,682	963,808	1,125,783

The following table includes the Company’s income (loss) from vessel operations by segment for the three and nine months ended September 30, 2024 and 2023:

	Income (Loss) from Vessel Operations(1)		Income (Loss) from Vessel Operations(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Teekay Tankers - Conventional Tankers	52,465	81,575	293,841	422,997
Teekay Parent - Marine Services and Other	(273)	(321)	1,072	(4,239)
	52,192	81,254	294,913	418,758

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2024	December 31, 2023
	$	$
Teekay Tankers – Conventional Tankers	1,453,403	1,508,243
Teekay Parent – Marine Services and Other	36,237	35,840
Cash and cash equivalents	691,654	480,080
Short-term investments	52,277	172,604
Eliminations	(83)	(129)
Consolidated total assets	2,233,488	2,196,638
5. Intangible Assets
Intangible assets are included in goodwill, intangibles and other non-current assets as well as in other current assets in the Company's unaudited consolidated balance sheets.

As part of the EU ETS requirements as described in note 1, during the nine months ended September 30, 2024, the Company acquired EUAs for $4.9 million, which were recorded as indefinite-lived intangible assets. As at September 30, 2024, these intangible assets are presented as part of other current assets in the unaudited consolidated balance sheet as the EUAs will be surrendered within one year from the balance sheet date.

As at September 30, 2024 and December 31, 2023, the Company’s intangible assets, excluding EUAs, consisted of:

	As at
	September 30, 2024	December 31, 2023
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.3 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	390	658
Intangible assets	390	658

(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the three and nine months ended September 30, 2024 was $0.1 million and $0.3 million (2023 - $0.1 million and $0.4 million), respectively. Amortization of the customer relationships for the remaining years subsequent to September 30, 2024 is expected to be $0.1 million (remainder of 2024) and $0.3 million (2025).
6. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	September 30, 2024	December 31, 2023
	$	$
Accrued liabilities	79,545	73,320
Obligation related to EU ETS (notes 1 and 5)	4,800	—
Deferred revenues – current	3,323	3,402
Office lease liability – current	3,286	2,527
Asset retirement obligation – current	—	3,219
	90,954	82,468
Other Long-Term Liabilities

	September 30, 2024	December 31, 2023
	$	$
Freight tax provisions (note 15)	43,468	47,813
Pension liabilities	5,328	6,594
Office lease liability – long-term	9,767	8,764
Other	768	786
	59,331	63,957

Obligation Related to EU ETS

As part of the EU ETS requirements as described in note 1, for the nine months ended September 30, 2024, the Company recorded an obligation of $4.8 million, which was included as part of accrued liabilities and other in the unaudited consolidated balance sheet as at September 30, 2024. During the three and nine months ended September 30, 2024, the Company also recognized corresponding expenses of $1.5 million and $4.8 million, respectively, as part of voyage expenses in the unaudited consolidated statements of income.
7. Long-Term Debt
On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the nine months ended September 30, 2023, Teekay Parent repurchased the remaining principal amount of the Convertible Notes of $21.2 million.

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5%. Thereafter, the Company had no long-term debt outstanding.

As at September 30, 2024, Teekay Tankers had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $287.9 million (December 31, 2023 - $321.8 million), of which $287.9 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of September 30, 2024, the total amount available under the 2023 Revolver was scheduled to decrease by $33.9 million (remainder of 2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). As of September 30, 2024, the 2023 Revolver was collateralized by 19 of Teekay Tankers' vessels, together with other related security.

The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that Teekay Tankers either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tankers' option. As at September 30, 2024, the hull coverage ratio was not applicable due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt. As at September 30, 2024, Teekay Tankers was in compliance with all covenants in respect of the 2023 Revolver.
8. Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. With regards to time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.

As at September 30, 2024, minimum commitments to be incurred by the Company under time-charter-in contracts and bareboat-in contracts were approximately $16.0 million (remainder of 2024), $43.4 million (2025), $21.1 million (2026), $13.5 million (2027), $8.5 million (2028) and $7.4 million (thereafter), including one bareboat contract that was entered into by the Company in September 2024 for a chartered-in bunker tanker that is expected to deliver to the Company in the fourth quarter of 2024.

Obligations Related to Finance Leases

	September 30, 2024	December 31, 2023
	$	$

Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082

As at September 30, 2024, Teekay Tankers had no remaining sale-leaseback financing transactions. The eight vessels that Teekay Tankers had under sale-leaseback financing transactions as at December 31, 2023 were repurchased and delivered in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements.
9. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at September 30, 2024, the Company was not committed to any foreign currency forward contracts.

Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of income. As at September 30, 2024, the Company maintains restricted cash deposits relating to FFAs (see note 17); however, the Company was not committed to any FFAs.

Interest Rate Risk

From time to time, the Company enters into interest rate swap agreements, which exchange a receipt of floating-rate interest for a payment of fixed-rate interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at September 30, 2024, the Company was not committed to any interest rate swap agreements.

Tabular Disclosure
Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in other - net in the unaudited consolidated statements of income as follows:

	Nine Months Ended September 30,
	2024	2023
	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	—	953
Interest rate swap agreement termination	—	3,215
Forward freight agreements	—	(10)
	—	4,158
Unrealized gains (losses) relating to:
Interest rate swap agreement	—	(3,709)
	—	(3,709)
Total realized and unrealized gains on derivative instruments	—	449

10. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 10" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 16)	Level 1	692,321	692,321	480,771	480,771
Short-term investments	Level 1	52,277	52,277	172,604	172,604
Obligation relating to EU ETS (note 6)	Level 1	(4,753)	(1)	—	—
Other
Advances to equity-accounted joint venture – long-term	Level 2	380	(2)	2,880	(2)
Obligations related to finance leases, including current portion (note 8)	Level 2	—	—	(139,599)	(143,968)

(1)As part of the EU ETS requirements as described in note 1, for the nine months ended September 30, 2024, the Company recorded an obligation related to EU ETS which was included as part of accrued liabilities and other in the unaudited consolidated balance sheet as at September 30, 2024. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at September 30, 2024, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held.
(2)In these unaudited consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at September 30, 2024 and December 31, 2023, the fair value of the individual components of such aggregate interests is not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
11. Share Capital
The authorized share capital of Teekay as at September 30, 2024 and December 31, 2023 was 25 million preference shares, with a par value of $1 per share, and 725 million common shares, with a par value of $0.001 per share. As at September 30, 2024 and December 31, 2023, Teekay had no preference shares that were issued and outstanding.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized three additional share repurchase programs in March 2023, June 2023, and September 2024 for the repurchase of up to an additional $30 million, $25 million, and $40 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC. In October 2024, Teekay's Board of Directors authorized an additional share repurchase program of up to $40 million.

During the three and nine months ended September 30, 2024, Teekay repurchased approximately 4.2 million common shares for $35.4 million, or an average of $8.39 per share, pursuant to Teekay's repurchase programs, which resulted in the Company recording a reduction of book value of share capital of $39.5 million and a reduction to accumulated deficit of $4.0 million. As at September 30, 2024 and prior to authorization of the October 2024 repurchase program, the total remaining share repurchase authorization was $23.8 million.

During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million common shares for $50.7 million, or an average of $5.69 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of share capital of $84.3 million and a reduction to accumulated deficit of $33.6 million.

12. Equity Transactions Related to Teekay Tankers

In the three and nine months ended September 30, 2024, Teekay Parent purchased 373,228 of Teekay Tankers Class A common shares through open market purchases for $21.3 million at an average price of $56.98 per share. In the nine months ended September 30, 2023, Teekay Parent purchased 132,479 of Teekay Tankers Class A common shares through open market purchases for $4.8 million at an average price of $35.95 per share. Teekay purchased additional Teekay Tankers Class A common shares in October 2024 (see note 19).

As a result of the share transactions related to Teekay Tankers, the Company recorded an increase to accumulated deficit of approximately $2.3 million during the three and nine months ended September 30, 2024, and an increase to accumulated deficit of $0.5 million for the nine months ended September 30, 2023. These amounts represent Teekay's net dilution losses from the Teekay Tankers share transactions.

13. Gain on Sale of Assets
During the nine months ended September 30, 2024, Teekay Tankers completed the sale of one Aframax / LR2 tanker for $23.5 million, with Teekay Tankers recognizing a related gain on sale of $11.6 million.

During the nine months ended September 30, 2024, Teekay Tankers agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million and both tankers were classified as held for sale as at September 30, 2024 (see note 19).
14. Restructuring Charges
During the three and nine months ended September 30, 2024, the Company recorded restructuring charges of $5.6 million (2023 - $nil and $1.7 million). The 2024 charges were primarily related to changes made to Teekay Tankers' senior management team. The 2023 charges were primarily related to organizational changes made to the Company's commercial and technical operations teams.

As at September 30, 2024 and December 31, 2023, $3.3 million and $0.7 million, respectively, of restructuring liabilities were included in accrued liabilities and other on the unaudited consolidated balance sheets.
15. Income Tax (Expense) Recovery
The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Current	(810)	1,853	(2,049)	(10,489)
Deferred	353	256	650	906
Income tax (expense) recovery	(457)	2,109	(1,399)	(9,583)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities in the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2024	2023
	$	$
Balance as at January 1	47,813	42,477
Increases for positions related to the current year	1,695	8,438
Increases for positions related to prior years	5,448	6,145
Decreases for positions taken in prior years	(3,303)	(5,155)
Decrease related to expiry of limitation period	(6,730)	(3,443)
Foreign exchange gain	(1,455)	(2,258)
Balance as at September 30	43,468	46,204

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.

The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

16. Net Income Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Net income attributable to the shareholders of Teekay Corporation - basic	20,072	26,158	108,528	115,259

Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(129)	(251)	(875)	(1,377)
Net income attributable to the shareholders of Teekay Corporation - diluted	19,943	25,907	107,653	113,882

Weighted average number of common shares (1)	92,358,742	92,775,107	92,759,009	95,210,081
Dilutive effect of equity-based awards	1,885,252	2,086,401	2,063,023	2,133,522
Common shares and common share equivalents	94,243,994	94,861,508	94,822,032	97,343,603

Net income per common share
- Basic	0.22	0.28	1.17	1.21
- Diluted	0.21	0.27	1.14	1.17
(1) Includes 897,798 common shares related to non-forfeitable equity-based awards for the three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 - 809,997 common shares).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income per common share are excluded from diluted income per common share. For the three and nine months ended September 30, 2024, 1.8 million and 2.0 million common shares, respectively, from equity-based awards (three and nine months ended September 30, 2023 - 2.8 million and 2.3 million common shares, respectively) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
17. Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	September 30, 2024	December 31, 2023	September 30, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	691,654	480,080	416,025	309,857
Restricted cash – current (1)	667	691	691	3,714
Restricted cash – non-current (2)	—	—	—	3,135
	692,321	480,771	416,716	316,706
(1)    The Company maintains restricted cash deposits relating to FFAs (see note 9).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases as described in note 8.

The Company entered into new or extended operating leases, primarily for chartered-in vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $8.4 million and $68.5 million, during the nine months ended September 30, 2024 and September 30, 2023, respectively.
18. Commitments and Contingencies
a)Liquidity

Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and the expected cash flows to be generated from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
19. Subsequent Events
a.During October 2024, Teekay repurchased 2,703,233 common shares for $23.8 million, or an average of $8.81 per share, pursuant to a share repurchase program of the Company.

b.During October 2024, Teekay Parent purchased 476,304 of Teekay Tankers' Class A common shares through open market purchases for $28.7 million at an average price of $60.33 per share.

c.In October 2024, Teekay Tankers completed the sale of one Suezmax tanker for $34.0 million. The vessel and its related bunker and lube oil inventory were classified as held for sale in the unaudited consolidated balance sheets as at September 30, 2024 (note 13).

d.In October 2024, Teekay Parent and Teekay Tankers reached an agreement related to (a) the sale to Teekay Tankers of Teekay Parent's Australian operations for a purchase price of $65.0 million plus any working capital adjustments, and (b) the transfer to Teekay Tankers of all Teekay Parent's management service companies not currently owned by Teekay Tankers for a purchase price equal to the working capital value of the entities being transferred. These transactions, which are subject to customary closing conditions, are expected to be completed by December 31, 2024.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements (or unaudited consolidated financial statements) and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this report to “Teekay,” "Teekay Corporation", the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation Ltd. and its subsidiaries. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

Overview

Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at September 30, 2024, we owned 5,542,013 Class A common shares and 4,625,997 Class B common shares in Teekay Tankers, representing a 29.6% economic interest and a majority of its voting power. During October 2024, Teekay Parent purchased 476,304 of Teekay Tankers Class A common shares through open market purchases increasing Teekay's economic and voting control of Teekay Tankers to 31.0% and 55.1%, respectively.

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia, and, commencing in the fourth quarter of 2024, will provide commercial, technical and crew management services for a bunker tanker chartered out to a third party by Teekay Tankers. Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility. In October 2024, Teekay Parent agreed to sell its Australian ship management business for $65.0 million plus any working capital adjustments, to Teekay Tankers along with all of Teekay Parent's management services companies not currently owned by Teekay Tankers for a purchase price equal to the working capital value of the entities being transferred. These transactions are subject to customary closing conditions and are expected to be completed by December 31, 2024.

Teekay Parent's assets primarily consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia (which we have agreed to sell to Teekay Tankers) and a net cash and short-term investments position of approximately $281 million as at September 30, 2024. We believe Teekay and Teekay Tankers' strong balance sheets, together with Teekay Tankers' fully integrated operating model with both commercial and technical management in-house, positions us well to pursue future shipping investments where we believe we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

On October 1, 2024, each of Teekay Corporation Ltd. and Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. In accordance with Bermudian legal requirements, we concurrently changed our name from "Teekay Corporation" to "Teekay Corporation Ltd." Following the redomiciliation, each of Teekay Corporation Ltd. and Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 for information about risks to us and our business, including risks relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel/Gaza Strip and Ukraine.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (loss) from Vessel Operations
	Three Months ended		Nine Months Ended		Three Months ended		Nine Months Ended
(in thousands of U.S. Dollars)	September 30,		September 30,		September 30,		September 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Teekay Tankers	243,278	285,858	878,211	1,051,161	52,465	81,575	293,841	422,997
Teekay Parent	29,341	25,824	85,597	74,622	(273)	(321)	1,072	(4,239)
Teekay Corporation Consolidated	272,619	311,682	963,808	1,125,783	52,192	81,254	294,913	418,758
Summary

Teekay's consolidated income from vessel operations was $294.9 million for the nine months ended September 30, 2024, compared to consolidated income from vessel operations of $418.8 million for the same period of the prior year. The primary reasons for this change in our consolidated income from vessel operations are as follows:

•a decrease of $108.9 million as a result of lower overall average realized spot "time-charter equivalent" (or TCE) rates earned by Teekay Tankers' Suezmax tankers and Aframax / Long Range 2 (or LR2) tankers in the first three quarters of 2024 compared to the same period in the prior year;

•a decrease of $20.1 million due to a reduction in Teekay Tankers' fleet related to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024; and

•a decrease of $7.1 million in Teekay Tankers due to more off-hire days and off-hire bunker expenses during the first three quarters of 2024, primarily related to more scheduled dry dockings compared to the same period in the prior year;

partially offset by:

•an increase of $11.6 million from Teekay Tankers' gain on sale of one of the above-mentioned Aframax / LR2 tankers in the first quarter of 2024.

Teekay Tankers

As at September 30, 2024, Teekay Tankers owned 43 double-hulled oil and product tankers and time chartered-in five Aframax / LR2 tankers and one Suezmax tanker. Teekay Tankers also owns a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers

Senior Management Team Change

In August 2024, Teekay Tankers made changes to its senior management team, including the appointments of Kenneth Hvid as President and Chief Executive Officer, Brody Speers as Chief Financial Officer, and Mikkel Seidelin as Chief Commercial Officer. Messrs. Hvid and Speers also serve as Teekay’s President and CEO and CFO, respectively.

Vessel Sales

During the fourth quarter of 2023, Teekay Tankers agreed to sell one Aframax / LR2 tanker for $23.5 million, which resulted in a gain on sale of $11.6 million during the nine months ended September 30, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its new owner in February 2024.

In May 2024, Teekay Tankers agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million. Both tankers were classified as held for sale as at September 30, 2024. The Suezmax tanker was delivered to its new owner in October 2024, and the Aframax / LR2 tanker is expected to be delivered to the purchaser between the fourth quarter of 2024 and first quarter of 2025.

Vessel Sale-Leaseback Repurchases

In March 2024, Teekay Tankers completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.

Vessel Acquisition

In July 2024, Teekay Tankers completed the acquisition of one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million.
Time Chartered-in Vessels

In May 2024, Teekay Tankers extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $34,000 per day and secured an additional 12-month optional period at the same daily rate.

During the third quarter of 2024, two chartered-in Aframax / LR2 tankers were redelivered to their owners following the expiry of their time chartered-in contracts.

Time Chartered-out Vessel

During the second quarter of 2024, Teekay Tankers entered into a one-year time charter-out contract for an Aframax / LR2 tanker at a rate of $49,750 per day which commenced at the beginning of June 2024.

Bunker Tanker Bareboat and Time Charter Agreements

In September 2024, Teekay Tankers entered into an agreement to bareboat in a bunker tanker for a period of four and a half years. At the same time, Teekay Tankers entered into a commercial, technical and crew management agreement with a subsidiary of Teekay, as well as an agreement to time charter-out this bunker tanker to a third party for a corresponding period at a rate that is equal to the bareboat cost plus an additional operational element, which is subject to certain escalations each year. The bunker tanker is expected to deliver during the fourth quarter of 2024, at which time the various agreements will commence.

European Union Emissions Trading System (or EU ETS)

Since January 1, 2024, as part of its compliance with the EU ETS requirements, Teekay Tankers has acquired EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. During the nine months ended September 30, 2024, Teekay Tankers acquired EUAs for a cost of $4.9 million. As at September 30, 2024, these intangible assets are recorded as other current assets in the unaudited consolidated balance sheet. As at September 30 2024, Teekay Tankers recorded an accrued liability in relation to its obligation under EU ETS of $4.8 million, which is included in accrued liabilities and other in the unaudited consolidated balance sheet. In addition, Teekay Tankers recorded voyage expenses of $1.5 million and $4.8 million for the three and nine months ended September 30, 2024, respectively.

Operating Results – Teekay Tankers

In accordance with GAAP, Teekay Tankers reports gross revenues in its unaudited consolidated statements of income and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days. In addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2024 and 2023:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenues	243,278	285,858	878,211	1,051,161
Voyage expenses	(93,984)	(113,274)	(310,612)	(355,543)
Net revenues (1)	149,294	172,584	567,599	695,618
Vessel operating expenses	(38,091)	(36,366)	(113,942)	(112,348)
Time-charter hire expenses	(18,465)	(19,378)	(57,651)	(51,014)
Depreciation and amortization	(23,445)	(24,565)	(69,136)	(72,924)
General and administrative expenses	(10,876)	(10,700)	(38,678)	(35,087)
Gain on sale of vessel	—	—	11,601	—
Restructuring charges	(5,952)	—	(5,952)	(1,248)
Income from vessel operations	52,465	81,575	293,841	422,997

Equity (loss) income	(121)	666	2,152	2,916

Calendar-Ship-Days (2)	4,580	4,784	13,691	13,964
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)Calendar-ship-days presented relate to only owned and chartered-in consolidated vessels.

Net Revenues. Net revenues were $149.3 million and $567.6 million for the three and nine months ended September 30, 2024, respectively, compared to $172.6 million and $695.6 million for the same periods in the prior year.

The decreases for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:

•decreases of $11.5 million and $108.9 million for the three and nine months ended September 30, 2024, respectively, due to lower overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•net decreases of $7.3 million and $20.2 million for the three and nine months ended September 30, 2024, respectively, due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023 and the acquisition of one Aframax / LR2 tanker in the third quarter of 2024; and
•decreases of $6.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, due to more off-hire days related to the timing of scheduled dry dockings compared to the same period in the prior year;
partially offset by:

•an increase of $2.2 million for the nine months ended September 30, 2024 due to one extra calendar day compared to the same period in the prior year;

•an increase of $1.7 million for both three and nine months ended September 30, 2024 due to payments related to commercial claims from charterers, received during the third quarter of 2023;

•a net increase of $1.2 million for the nine months ended September 30, 2024 primarily due to certain vessels returning from time charter-out contracts during the first quarter of 2023 and the second quarter of 2024 and earning a higher average rate compared to the previous rate; and

•increases of $0.8 million and $3.0 million for the three and nine months ended September 30, 2024, respectively, due to a higher volume of STS support service activities compared to the same periods in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $38.1 million and $113.9 million for the three and nine months ended September 30, 2024, respectively, compared to $36.4 million and $112.3 million for the same periods in the prior year.

The increases for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:
•increases of $2.2 million and $3.6 million for the three and nine months ended September 30, 2024, respectively, resulting from higher costs for maintenance and communication services, as well as higher compensation expenditures for ship management; and
•an increase of $0.7 million for the nine months ended September 30, 2024 related to higher costs for insurance and crew-related expenditures;

partially offset by:

•net decreases of $0.3 million and $2.6 million for the three and nine months ended September 30, 2024, respectively, resulting from the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, as well as the acquisition of one Aframax / LR2 vessel in the third quarter of 2024.

Time-charter Hire Expenses. Time-charter hire expenses were $18.5 million and $57.7 million for the three and nine months ended September 30, 2024, respectively, compared to $19.4 million and $51.0 million for the same periods in the prior year.

The fluctuations for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:

•a decrease of $1.6 million for both three and nine months ended September 30, 2024 resulting from the redelivery of two chartered-in tankers to their owners during the third quarter of 2024;

•increases of $0.9 million and $2.9 million for three and nine months ended September 30, 2024, respectively, resulting from an increase in daily hire rates for certain Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023 and first half of 2024;

•an increase of $4.2 million for nine months ended September 30, 2024 resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023; and

•an increase of $1.1 million for nine months ended September 30, 2024 due to more hire days for chartered-in tankers during the first three quarters of 2024 resulting from the timing of scheduled dry dockings.

Depreciation and Amortization. Depreciation and amortization were $23.4 million and $69.1 million for the three and nine months ended September 30, 2024, respectively, compared to $24.6 million and $72.9 million for the same periods in the prior year. The decreases were primarily due to one Aframax / LR2 tanker and one Suezmax tanker being classified as held for sale since the first quarter of 2024, as well as the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and first quarter of 2024, partially offset by the acquisition of one Aframax / LR2 tanker in the third quarter of 2024.

General and Administrative Expenses. General and administrative expenses were $10.9 million and $38.7 million for the three and nine months ended September 30, 2024, respectively, compared to $10.7 million and $35.1 million for the same periods in the prior year. The increases were primarily due to higher expenditures related to compensation, benefits and payroll taxes.

Gain on Sale of Vessel. The gain on sale of vessel of $11.6 million for the nine months ended September 30, 2024 was related to the sale of one Aframax / LR2 tanker in February 2024.

Restructuring Charges. Restructuring charges were $6.0 million for the three and nine months ended September 30, 2024, compared to $nil and $1.2 million for the same periods in the prior year. The restructuring charges for the three and nine months ended September 30, 2024 were related to changes made to Teekay Tankers' senior management team. Restructuring charges for the nine months ended September 30, 2023, were related to organizational changes made to Teekay Tankers' commercial and technical operations teams.

Equity (Loss) Income. There was an equity loss of $0.1 million and equity income of $2.2 million for the three and nine months ended September 30, 2024, respectively, compared to equity income of $0.7 million and $2.9 million for the same periods in the prior year. The change in results was primarily due to lower spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as off-hire days resulting from repairs completed in the third quarter of 2024.

Tanker Market

Mid-size crude tanker spot rates fell seasonally during the third quarter of 2024 but remained well above long-term average levels. Lower crude oil export volumes due to seasonal and various short-term factors led to reduced tanker tonne-mile demand through summer while the onset of autumn refinery maintenance also impacted demand towards the end of the quarter. However, rates have firmed at the start of the fourth quarter of 2024, in line with seasonal norms, and we expect rates to remain well supported through the winter.

Seaborne crude oil trade flows declined by approximately 1 million barrels per day (or mb/d) during the third quarter of 2024. OPEC+ supply cuts continued to weigh on volumes from the Middle East, compounded by reduced exports from Saudi Arabia as more oil was used domestically for power generation. Lower exports from the North Sea and Brazil due to offshore oilfield maintenance and lower volumes from the U.S. Gulf due to adverse weather and high domestic demand also weighed on crude tanker demand. Finally, volumes from Libya declined during September as a dispute between the two regional governments cut exports in half. However, most of these supply issues seem to be in the process of being resolved, and we expect a steady increase in seaborne crude oil trade volumes through the remainder of the year which, coupled with normal seasonal weather delays, should support crude tanker spot rates in the coming months.

Global oil demand is projected to grow by 1.2 mb/d in 2024 and 1.3 mb/d in 2025 as per the average of forecasts from the International Energy Agency (or IEA), the U.S. Energy Information Administration (or EIA) and OPEC. This is lower than last quarter’s forecast, primarily due to lower-than-expected Chinese oil demand. However, the Chinese government recently announced an economic stimulus package which could lead to a recovery in local oil demand and, therefore, crude oil import volumes by China.

Oil supply from non-OPEC+ countries is projected to increase by 1.5 mb/d in both 2024 and 2025 as per the IEA, with the majority of growth led by the United States, Brazil, Guyana, and Canada. Export growth from Canada is being supported by the commencement in May 2024 of operations of the Trans Mountain Pipeline Expansion (or TMX), which has averaged around 20 Aframax loadings per month, with volumes largely flowing to the U.S. West Coast and Asia. In addition to higher non-OPEC+ supply, volumes from the OPEC+ group could rise from December 2024 onwards as the group has announced plans to start unwinding 2.2 mb/d of voluntary production cuts over the course of the next 12 months, although the pace of the unwind will likely depend on future oil demand and price developments in the coming months.

Geopolitical events continue to shape crude oil trade flows, particularly in the Middle East, where ongoing attacks on shipping in the Red Sea region are causing a large number of tankers, particularly in the product sector, to divert around the Cape of Good Hope, thereby adding to voyage distances and boosting tanker tonne-mile demand. Recent events in the Middle East have the potential to further destabilize the region, which could impact oil production and shipping should they escalate. The full effects of any such disruption are uncertain, but they have the potential to further add to tanker market volatility in the near-term.

2024 remains on track to be one of the lowest years for new tanker deliveries in recent history, with just 5.3 million deadweight tons (or mdwt) delivered during the first nine months of the year. Deliveries are set to increase in 2025 and 2026 due to new vessel orders placed over the past 18-24 months; however, at just under 13% of the existing fleet, the global orderbook is still well below the long-term average of around 20%. Furthermore, forward orderbook cover at the major shipyards currently stretches three years or more with a lack of available shipyard capacity until the second half of 2027. In addition, the global tanker fleet continues to get older, with the average age of the tanker fleet currently at its highest level since 2002. We believe the combination of a modest orderbook, limited shipyard capacity, and an aging fleet should ensure that tanker fleet growth remains at relatively low levels over the next two to three years.

In sum, we expect a period of firm tanker rates in the coming months due to an anticipated rebound in global seaborne crude oil trade volumes and normal seasonality through the winter. We believe that the medium-term outlook continues to look positive due to supportive tanker demand and supply fundamentals, with geopolitical events adding a further layer of volatility.

Teekay Parent

Teekay Parent's Marine Services and Other segment contains Teekay Parent's Australian operations, which provide operational and maintenance marine services in Australia to the Australian government, to another third-party, and, commencing in the fourth quarter of 2024, to Teekay Tankers for a bunker tanker, and Teekay Parent's corporate general and administrative expenses. As at September 30, 2024, Teekay Parent had no direct interests in any vessels or FPSO units.

In October 2024, Teekay Parent and Teekay Tankers reached an agreement related to (a) the sale of Teekay Parent's Australian operations to Teekay Tankers for a purchase price of $65.0 million plus any working capital adjustments, and (b) the transfer to Teekay Tankers of all of Teekay Parent's management service companies not currently owned by Teekay Tankers for a purchase price equal to the working capital value of the entities being transferred. These transactions, which are subject to customary closing conditions, are expected to be completed by December 31, 2024.

In October 2024, Teekay's Board of Directors declared a one-time special cash dividend in the amount of $1.00 per outstanding common share. This dividend is payable on December 18, 2024 to all Teekay shareholders of record on December 4, 2024.

In September 2024, Teekay Parent purchased 373,228 of Teekay Tankers Class A common shares through open market purchases for $21.3 million at an average price of $56.98 per share. During October 2024, Teekay Parent purchased 476,304 of Teekay Tankers Class A common shares through open market purchases for $28.7 million at an average price of $60.33 per share increasing Teekay's economic and voting control of Teekay Tankers to 31.0% and 55.1%, respectively.

Teekay Parent delivered its last 100%-owned FPSO unit, the Petrojarl Foinaven, to a European-based shipyard for green recycling in October 2022. The green recycling of the FPSO unit was completed in the third quarter of 2024.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results for the three and nine months ended September 30, 2024 and 2023:

	Marine Services and Other		Marine Services and Other
(in thousands of U.S. Dollars)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenues	29,341	25,824	85,597	74,622
Vessel operating expenses	(26,872)	(23,021)	(74,798)	(68,053)
General and administrative expenses (1)	(2,742)	(3,124)	(9,727)	(10,379)
Restructuring charges	—	—	—	(429)
Income (loss) from vessel operations	(273)	(321)	1,072	(4,239)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

The results from vessel operations for Teekay Parent’s Marine Services and Other segment were a loss of $0.3 million and income of $1.1 million for the three and nine months ended September 30, 2024, respectively, compared to losses from vessel operations of $0.3 million and $4.2 million, respectively, for the same periods in the prior year. The changes in results were primarily due to increases in income from vessel operations of $4.4 million for the nine months ended September 30, 2024, from our ship management services in Australia.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and nine months ended September 30, 2024 and 2023:

(in thousands of U.S. Dollars)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Interest expense	(844)	(6,461)	(6,744)	(23,794)
Interest income	9,958	6,652	28,766	17,006
Other - net	1,378	(95)	2,431	(2,857)
Income tax (expense) recovery	(457)	2,109	(1,399)	(9,583)

Interest expense. Interest expense decreased to $0.8 million and $6.7 million for the three and nine months ended September 30, 2024, respectively, compared to $6.5 million and $23.8 million for the same periods in the prior year primarily due to Teekay Tankers' repurchase of 11 Aframax / LR2 tankers and 16 Suezmax tankers during 2023 and the first quarter of 2024, all of which were previously held under sale-leaseback arrangements and due to the maturity of Teekay's 5% Convertible Senior Notes (or Convertible Notes) in January 2023 (see "Item 1 – Financial Statements: Note 7 – Long-Term Debt" for further details).

Interest income. Interest income increased to $10.0 million and $28.8 million for the three and nine months ended September 30, 2024, respectively, compared to $6.7 million and $17.0 million for the same periods in the prior year. The increases were primarily due to higher cash balances earning higher interest rates.

Other - net. Other - net changed to other income of $1.4 million and $2.4 million for the three and nine months ended September 30, 2024, respectively, compared to other expenses of $0.1 million and $2.9 million for the same periods in the prior year. The changes were primarily due to a non-cash expense relating to the sale of pension-related assets and obligations during the three months ended September 30, 2023, a recovery related to the settlement of a claim in the third quarter of 2024, and premiums paid by Teekay Tankers in relation to certain vessels previously under sale-leaseback arrangements during the first three quarters of 2023.

Income tax (expense) recovery. Income tax expenses were $0.5 million and $1.4 million for the three and nine months ended September 30, 2024, respectively, compared to a recovery of $2.1 million and expense of $9.6 million for the same periods in the prior year. The fluctuations were primarily due to Teekay Tankers' reversal of, and a lower accrual for, certain freight tax liabilities based on an assessment of its tax position for certain jurisdictions, a higher recovery related to the expiry of the limitation period in a certain jurisdiction, as well as changes in vessel trading activities. In addition, there were higher tax expenses from an increase in net income primarily related to our Australian operations for the three and nine months ended September 30, 2024, compared to the same periods in the prior year.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, from providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at September 30, 2024, Teekay Parent had no remaining debt securities outstanding, as described in "Item 1 – Financial Statements: Note 7 – Long-Term Debt". Teekay has agreed to the sale and transfer to Teekay Tankers of its Australian operations and its remaining management services companies (see (see "Item 1 – Financial Statements: Note 19(d) – Subsequent Events" for further details).

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses, other working capital requirements, and dividend payments on Teekay Corporation's common shares. As at September 30, 2024, Teekay Parent had $281.1 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of Teekay common shares in the open market and certain other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized three additional share repurchase programs in March 2023, June 2023 and September 2024 for the repurchase of up to an additional $30 million, $25 million and $40 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC. In October 2024, Teekay's Board of Directors authorized an additional share repurchase program of up to $40 million.

During the nine months ended September 30, 2024, Teekay Parent repurchased 4,213,682 Teekay common shares for $35.4 million, or an average price of $8.41, including transactions costs, pursuant to Teekay's repurchase programs. As at September 30, 2024 and prior to authorization of the October 2024 repurchase program, the total remaining share repurchase authorization was $23.8 million. During October 2024, Teekay Parent repurchased 2,703,233 common shares for $23.8 million, or an average of $8.81 per share, pursuant to the share repurchase program.

In October 2024, Teekay's Board of Directors declared a one-time special cash dividend in the amount of $1.00 per outstanding common share. This dividend is payable on December 18, 2024 to all Teekay shareholders of record on December 4, 2024.

In the three months ended September 30, 2024, Teekay Parent purchased 373,228 of Teekay Tankers Class A common shares through open market purchases for $21.3 million at an average price of $56.98 per share. During October 2024, Teekay Parent purchased 476,304 of Teekay Tankers Class A common shares through open market purchases for $28.7 million at an average price of $60.33 per share.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine.

While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of its older vessels.

As of September 30, 2024, Teekay Tankers has one credit facility, the 2023 Revolver, and it had no vessels subject to financing leases. Teekay Tankers' 2023 Revolver is described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. The 2023 Revolver contains covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver requires it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. If Teekay Tankers does not meet these financial or other covenants, the lenders may declare Teekay Tankers' obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon Teekay Tankers' other liquidity at the time, could significantly affect its short-term liquidity requirements. As at September 30, 2024, Teekay Tankers was in compliance with all covenants under its 2023 Revolver.

Teekay Tankers' 2023 Revolver requires it to make interest payments based on the Secured Overnight Financing Rate (or SOFR) plus a margin. Depending upon the amount of Teekay Tankers' floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at September 30, 2024, Teekay Tankers was not committed to any interest rate swap agreements.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchase of common shares under its share repurchase program, providing funding to its equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2024	2023
Net operating cash flows	406,605	495,851
Net financing cash flows	(266,257)	(508,556)
Net investing cash flows	71,202	112,715

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency exchange rates. Historically, Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in its and our operating cash flows as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow decreased to $406.6 million for the nine months ended September 30, 2024, from $495.9 million for the nine months ended September 30, 2023. This decrease to operating cash flows was primarily due to a $142.8 million decrease in income from operations (before depreciation and amortization and gain on sale of assets), and a $13.4 million increase in expenditures for dry docking, partially offset by a $42.9 million decrease in cash outflows related to changes in net working capital and a $24.7 million decrease in net interest expense compared to the same period in 2023. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows

At times, we use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing arrangements. We had no net proceeds from or prepayments of long-term debt in the nine months ended September 30, 2024, compared to issuance costs, net of proceeds and prepayments, of $4.5 million in the same period last year. Our scheduled debt repayments decreased by $21.2 million to $nil in the nine months ended September 30, 2024, compared to the same period last year, due to the maturity of our remaining Convertible Notes in 2023.

During the nine months ended September 30, 2024, Teekay Tankers made prepayments of $137.0 million on its finance lease obligations, compared to $364.2 million, in the same period last year.

During the nine months ended September 30, 2024, Teekay repurchased approximately 4.2 million of its common shares (September 30, 2023 - 8.3 million) for $35.4 million (September 30, 2023 - $46.7 million), or an average price of $8.39 per share (September 30, 2023 - $5.63).

During the nine months ended September 30, 2024, Teekay Tankers paid cash dividends to non-controlling interests of $67.3 million, compared to $36.5 million in the same period last year.

During the nine months ended September 30, 2024, Teekay purchased an additional 0.4 million (September 30, 2023 - 0.1 million) of Teekay Tankers' A common shares through open market purchases of $21.3 million (September 30, 2023 - $4.8 million) at an average price of $56.98 (September 30, 2023 - $35.95)

Investing Cash Flows

During the nine months ended September 30, 2024, we reduced our short-term investments by $120.3 million, Teekay Tankers purchased an Aframax / LR2 tanker for $70.5 million, Teekay Tankers incurred capital expenditures for vessels and equipment of $4.5 million and Teekay Tankers received proceeds of $23.4 million from the sale of one Aframax / LR2 tanker.

During the nine months ended September 30, 2023, we reduced our short-term investments by $114.8 million, Teekay Tankers received repayments of $3.9 million from its equity-accounted joint venture and Teekay Tankers incurred capital expenditures for vessels and equipment of $6.0 million.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objectives of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital and seek to ensure that cash investments can be sold readily and efficiently and provide an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares, and, until Teekay Parent disposes of its Australian operations and management service companies, cash flows provided by operations. The primary objectives of Teekay Parent’s cash management policy are to preserve capital, to seek to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments was $281.1 million as at September 30, 2024, compared to $287.4 million as at December 31, 2023. This decrease was primarily the result of Teekay Parent's common share repurchases and purchases of Teekay Tankers Ltd.'s Class A common shares during the nine months ended September 30, 2024, partially offset by the receipt of cash dividends from Teekay Tankers, interest income and income from vessel operations during such period.

Teekay Parent has no contractual obligations as at September 30, 2024, that relate to the 12-month period following such date and those in subsequent periods. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with expected cash flow from operations, will be sufficient to meet our cash requirements.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. The primary objectives of Teekay Tankers' cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and provide an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report.

For information on Teekay Tankers' dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facility, increased by $63.7 million during the nine months ended September 30, 2024, from $687.1 million as at December 31, 2023 to $750.8 million as at September 30, 2024. The net increase during the nine months ended September 30, 2024, was primarily a result of the following events or changes during the first three quarters of 2024; $384.4 million of net operating cash inflow during the first three quarters of 2024; $23.4 million received from the sale of one Aframax / LR2 tanker; $2.9 million of proceeds received upon the exercise of stock options and $2.5 million of loan repayments from the equity-accounted joint venture; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $94.2 million of cash dividends paid on common shares; $70.5 million paid for the acquisition of one Aframax / LR2 tanker; $33.9 million of reduction in the borrowing capacity of the 2023 Revolver; $5.2 million of scheduled repayments of obligations related to finance leases and $4.5 million of expenditures for capital upgrades for vessels and equipment.

Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at September 30, 2024. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, Teekay Tankers' financial condition, and the condition of credit markets at such time. In addition, as at September 30, 2024, Teekay Tankers' did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 50% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may continue the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity as at September 30, 2024, combined with cash it expects to generate during the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' other contractual obligations as at September 30, 2024:

		12 Months Following September 30, 2024	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2025	2026	2027	2028	2028
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases)(1)(2)	109.9	51.3	8.1	21.1	13.5	8.5	7.4
Total	109.9	51.3	8.1	21.1	13.5	8.5	7.4
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of chartered-in leases signed as of September 30, 2024.
(2)Includes one bunker tanker expected to deliver to Teekay Tankers in the fourth quarter of 2024 under a four and a half year bareboat-in contract.
Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 15 – Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at September 30, 2024, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $17.8 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, existing or future climate control legislation, or other regulatory initiatives that restrict emissions of greenhouse gases, could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires Teekay Tankers to acquire allowances related to Teekay Tankers' greenhouse gas emissions as outlined in "Item 1 – Financial Statements: Note 1 – Basis of Presentation", "Item 1 – Financial Statements: Note 5 – Intangible Assets" and "Item 1 – Financial Statements: Note 6 – Accrued Liabilities and Other and Other Long-Term Liabilities" of this report. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2024.

NON-GAAP FINANCIAL MEASURE

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles Teekay Tankers' net revenues with income from operations from the conventional tanker segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2024	2023	2024	2023
Teekay Tankers - Conventional Tankers Segment
Income from operations	52,465	81,575	293,841	422,997
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	38,091	36,366	113,942	112,348
Time-charter hire expenses	18,465	19,378	57,651	51,014
Depreciation and amortization	23,445	24,565	69,136	72,924
General and administrative expenses	10,876	10,700	38,678	35,087
Gain on sale of vessel	—	—	(11,601)	—
Restructuring charges	5,952	—	5,952	1,248
Net revenues	149,294	172,584	567,599	695,618

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2024, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply levels, and the impact of the OPEC+ group unwinding voluntary production cuts anticipated to start in October 2024;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of the conflict in the Middle East, including the Israel-Hamas war and the ongoing attacks on vessels in the Red Sea areas, or the Russia-Ukraine war on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions and the persistence of altered trade patterns;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•the impact on us and the maritime industry of being included in the EU ETS;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows;
•our business strategy and other plans and objectives for future operations, including our expectations regarding our ability to pursue future investments;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•our potential future status as a "passive foreign investment company" (or PFIC);
•Teekay Tankers’ and our dividend policy and the declaration or payment of any future dividends on its or our common shares, and Teekay Tankers' and our share repurchase programs and any future repurchases completed pursuant to such programs;
•the occurrence and timing of the completion of the sale of Teekay Parent's Australian operations and other management services companies currently owned by Teekay Parent to Teekay Tankers; and
•expected interest payments on our contractual obligations and the impact on our payment obligations, if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; spot tanker market rate fluctuations; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; competitive factors in the markets in which we operate; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations, including the inclusion of the maritime industry in the EU ETS; political, governmental and economic instability in the regions and markets in which we operate; Teekay Parent's and Teekay Tankers' ability to satisfy the customary closing conditions related to the sale and purchase of Teekay's Australian operations and the management companies currently owned by Teekay Parent; the impact of the geopolitical tensions and conflicts, including the Israel-Hamas war, the Russia-Ukraine war and related sanctions, import and other restrictions; the application of sanctions to us or any of our counterparties or joint venture parties; changes in global economic conditions, including the potential effects of inflation; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to any disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; higher than expected operating expenses and/or drydocking expenditures; our levels of available cash and cash reserves and the declaration of any future dividends by our or Teekay Tankers’ Board of Directors; changes in tax regulations or the outcome of tax positions; the amount of our passive assets relative to our average assets for a given year for U.S. federal tax purposes; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities or refinance our vessels; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
SEPTEMBER 30, 2024
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, and set forth below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which could materially affect our business, financial condition or results of operations, the price and value of our securities and Teekay Tankers' ability to pay dividends on its common shares. Unless otherwise indicated in this Item 1A, references herein to “Teekay”, “the Company”, “we”, “us” and “our” and similar terms refer to Teekay Corporation Ltd. and its subsidiaries.

Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2024 tax year, because we and our look-through subsidiaries currently have significant cash assets and may maintain or further increase such cash assets, there is a significant risk that U.S. tax authorities could treat us as a PFIC in 2025 and may treat us as a PFIC in future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or cash assets) are considered to be assets that produce passive income. We have significant cash assets, including our cash assets and cash taken into account pursuant to the “look through” rule described above that is held by Teekay and Teekay Tankers, primarily as a result of the sale of our gas shipping business in 2022 and due to the strong tanker market and resulting earnings over the past several years, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on March 15, 2024 (the 2023 Annual Report). At the present time, we do not expect to be treated as a PFIC for the 2024 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a significant risk that we could become a PFIC in 2025 and may be a PFIC in future tax years. In addition, should Teekay Tankers dispose of a certain number of its vessels in 2024 or 2025 for cash without immediately replacing those vessels, we expect that this would further increase the risk that we would become a PFIC in 2025 due to the receipt of cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2025. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value), such as by way of us selling equity interests in Teekay Tankers, by way of Teekay Tankers issuing new equity and diluting our ownership, or by way of a merger of Teekay Tankers, based on our current asset portfolio, we expect that the occurrence of any such event would result in us becoming a PFIC in the year in which any such event occurred.

If any of the scenarios set out above were to occur, or any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets or a significant increase of our cash or other passive assets, our PFIC status for 2025, and any future tax year, will depend significantly upon how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers, or received by Teekay Tankers from the sale of any of Teekay Tankers’ vessels or from cash generated through vessel operations, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a significant risk that U.S. tax authorities could treat us as a PFIC in 2025 and may treat us as a PFIC in future years, and there can be no assurance that we will not be a PFIC in 2025 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.

Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test (or, alternatively, as described above, the PFIC asset test) for the 2025 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" in our 2023 Annual Report) held our common shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC (including, without limitation, certain PFIC-related elections U.S. Holders may be able to make), please see "Item 10 – Additional Information – Material United States Federal Income Tax Considerations” in our 2023 Annual Report.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.
Item 5 – Other Information
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282448) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: November 1, 2024	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)